Exhibit 2.1

DATED 3 MARCH 2015

LEARNING TREE INTERNATIONAL, INC.	(1)

(as Seller)

and

EDUCINVEST SPRL	(2)

(as Buyer)

AGREEMENT

relating to the sale and purchase of the entire share capital of

LEARNING TREE INTERNATIONAL S.A.

i

DATE OF Agreement: 3 MARCH 2015

PARTIES

(1)

LEARNING TREE INTERNATIONAL, INC., a corporation incorporated under the laws of the state of Delaware, and whose principal executive offices are located at 1831 Michael Faraday Drive, Reston, VA 20190-5304, United States of America, (the "Seller");

(2)

EDUCINVEST, a société privée à responsabilité limitée organized under the laws of Belgium, registered with the Commercial Court of Brussels under number BE 0808.842.616, whose registered office is at 29 rue Ducale, 1000 Brussels, Belgium, (the "Buyer");

INTRODUCTION:

(A)

The Seller owns, or controls, 9,998 shares (the "Sale Shares") with a nominal value of € 30.00 each in the capital of Learning Tree International S.A., brief details of which are set out in Schedule 1, (the "Company"), which constitute the entire share capital of the Company at the date hereof less two shares. One such share is held by Mme. Christine Visine, Président Directeur Général, pursuant to a share loan from the Seller.

(B)

Following a fundamental change in the market in France, the Company and its business have experienced difficulties. Consequently, the Seller wishes to sell the Sale Shares upon the terms and conditions of this agreement (the "Agreement").

(C)

The Buyer, which has expertise and extensive experience in the education sector, wishes to buy the Sale Shares upon the terms and conditions of this Agreement, in order to pursue the business of the Company and, through the application of such expertise and experience, if possible, to return it to profit.

(D)	The Buyer has agreed to enter into this Agreement on the condition that a license agreement between the Seller and the Buyer is entered into contemporaneously (the "License Agreement").

AGREEMENT:

1	INTERPRETATION

1.1	Where a word or expression is capitalised in this Agreement, it has the meaning set out in Schedule 3 unless the context otherwise requires.

1.2	In addition:

(a)	"directly or indirectly" means on a party’s own behalf or with or as agent, manager, employee, consultant, director or shareholder of any other person, firm, company or body;

(b)

A “person” includes a natural person, corporate or unincorporated body (whether or not having separate legal personality) and that person's personal representatives, successors or permitted assigns; and

(c)	references to the singular include the plural and references to the masculine include the feminine and in each case vice versa.

1.3

A reference to a particular law, legal provision or subordinate legislation is a reference to it as it is in force from time to time, taking account of any amendment or re-enactment, and includes any law, legal provision or subordinate legislation which it amends or re-enacts and subordinate legislation for the time being in force made under it.

1.4

Any reference to an English language term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall be deemed to include a reference to what most nearly approximates to the English language term in France.

2	SALE AND PURCHASE

The Seller shall sell and, as applicable, procure the sale of, and the Buyer shall buy, the Sale Shares, free from all liens, charges and encumbrances, and together with all accrued benefits and rights attaching to the Sale Shares at the date of Closing, for the Purchase Price and otherwise on the terms and conditions of this Agreement.

3	CONSIDERATION

The consideration for the Sale Shares shall be a token € 1 (one euro) (the "Purchase Price").

4	Closing

4.1	Closing shall take place at the offices of the Seller’s Lawyers immediately after signature of this Agreement.

4.2	On Closing, the Seller shall deliver to the Buyer:

(a)	bank statements in respect of each of the Company’s bank accounts printed from the internet as at close of business on 27 February 2015, together with a reconciliation to the Company’s cash book;

(b)

original letters of resignation from each of the officers of the Company, save Christine Visine, from their respective offices within the Company confirming that each has no claims against the Company arising in connection with their resignation from office;

(c)	originals of the completed share transfer forms (ordres de mouvement) in respect of the Sale Shares, dated on the date of Closing and duly executed in favor of the Buyer (or its nominee);

(d)	Cerfa forms in respect of the Sale Shares, dated on the date of Closing, for the purposes of registration tax; and

(e)

originals of the share transfer register (registre de mouvements de titres) and the shareholders’ individual accounts (comptes individuels d’actionnaires) of the Company, complete and up to date immediately prior to Closing.

4.3	On Closing, the Seller and the Buyer shall exchange CD-Rom copies of the Data Room, signed by each of them.

4.4	Upon completion of the matters referred to in articles 4.2 and 4.3, the Buyer will pay the Purchase Price to the Seller in cash.

4.5

The parties shall then record the transfer of the Sale Shares in favour of the Buyer (or its nominee) in the share transfer register (registre de mouvements de titres) and in the shareholders’ individual accounts (comptes individuels d’actionnaires) of the Company.

4.6

As soon as reasonably practicable following Closing, the Seller and the Buyer shall procure that a board meeting of the Company is held at which (a) the resignations referred to at article 4.2(b) are acknowledged, (b) nominees of the Buyer are appointed by way of co-optation in their place (c) a general meeting of the Company is convened to resolve to change the corporate name of the Company to “International Business Learning S.A.” and to amend the By-laws to reflect such change of name and to delete paragraph 7 of Section 13 thereof, and (d) such other business occurs as the Buyer may lawfully require.

4.7

Following Closing, the Buyer shall approve the resolutions proposed at the general meeting of the Company referred to in article 4.6 and expeditiously and in any event within thirty (30) days, cause the removal from the Trade and Companies Register of each of the officers of the Company, whose resignation has been provided under article 4.2(b), as officers of the Company and the registration of the change of name of the Company.

4.8

As soon as reasonably practicable following the holding of the board meeting referred to in article 4.6, the Seller shall pay the sum of € 100,000 (one hundred thousand euros) to the Company by wire transfer, such payment to be defined in such manner as the parties shall determine.

5	TRANSITION PERIOD

5.1	In order to organise the taking over by the Buyer of the Company, the Seller agrees to provide the following temporary services to the Buyer (the “Temporary services”):

(a)	Use of the accounting (Peoplesoft) system: maximum until December 31, 2015 Buyer will do its best efforts to another system as quick as possible and the latest before December 31, 2015;

(b)	Use of the website and all operational systems in place, such as custom software for CRM, sales pipeline and sales information system: for a period of two years after Closing date.

5.2	The costs of those Temporary Services are considered as included in the price paid by Buyer in the framework of the License Agreement.

6	POST-CLOSING COVENANTS OF BUYER

6.1

With incontestable legitimacy in the information technology sector in France and being highly credible and academically recognized in the field of initial training, SUPINFO has created an academic department in partnership with worldwide leaders in computer sciences through its existing academic resources and laboratories. By combining this academic department with the Company’s academic staff, the Buyer intends to create a credible and innovative academic taskforce capable of adapting, translating and commercializing the best IT and management training in France.

The Buyer has shared with the Seller the outline “Business development overview” and hereby undertakes to use its best efforts to implement it after Closing, in order, if possible, to develop successfully the Company’s business and, in particular, intends to:

(a)	consider the relocation of the Company’s activities to the centre of Paris, possibly in the vicinity of SUPINFO’s existing campus;

(b)

remodel the marketing plan of the Company by simplifying the website learningtree.fr, by simplifying the enrolment process to facilitate the enrolment of individuals as well as corporations and by investing in, for example, strategic advertising campaigns and participation at training fairs;

(c)

extend the active regional presence of the Company by opening a specific area dedicated to the Company at SUPINFO’s principal campuses in France (including Lille, Lyon, Toulouse, Montpellier, Marseilles) and in those territories falling within the scope of the License Agreement with a view to increasing sales; and

(d)	develop the Company’s activities in several strategic locations falling within the scope of the License Agreement beginning with Belgium, Luxembourg and Switzerland.

Until the third anniversary of Closing, the Buyer hereby undertakes to pursue the intentions outlined above and the business of the Company exclusively through the Company.

6.2	The Buyer hereby undertakes that, for the period from Closing until the third anniversary of Closing:

(a)

the Buyer shall not cede Control of the Company to a third party and shall procure that the Company will not transfer the whole or substantially the whole of its business, activities or assets to a third party; and

(b)

the Buyer shall (i) procure that the net assets of the Company are not reduced other than as a result of trading in the ordinary course, of costs arising from the implementation of any re-organization or of the distribution by the Company of dividends (save for distributions made in the ordinary course and which are reasonable in quantum having regard to the Company’s profits and cash resources), (ii) procure that no cash or equivalent resources shall be removed from the Company other than for the payment of payables in the ordinary course or deposits made for treasury management purposes only with licensed credit institutions (which shall, for the avoidance of doubt, be deemed to exclude any payments or deposits made for the purposes of intra-group cash pooling or similar arrangements), and (iii) use its best efforts to ensure that the Company is not wound up or liquidated.

6.3

Subject always to the Company (as employer) keeping the Seller informed, cooperating with it and acting in accordance with its reasonable directions and with applicable law, the Seller hereby undertakes to:

(a)

within a period of six (6) months following the date of Closing, accept the transfer to it or one of its Affiliates of Mr Lionel MARECHAL as an employee on substantially the same terms and conditions as present; or

(b)	should Mr Lionel MARECHAL refuse to accept such transfer, pay to the Company the severance costs arising out of termination (if any) of his employment by the Company.

Pending such transfer, the Seller shall reimburse to the Company all payments made by the Company on account of Mr Lionel MARECHAL’s salary, social charges and benefits.

6.4

The parties shall arrange for the domain name “learningtree.fr” to be transferred to one of the Seller’s Affiliates as soon as reasonably practicable following Closing. Each of parties undertakes to the other that is shall, and shall procure that the Company and any of its respective Affiliates shall, take all steps required to transfer ownership of the domain to the new domain owner including without limitation, duly executing the Domain Name Assignment Agreement, unlocking the domain and providing all required user names and access codes.

6.5

As soon as reasonably practicable following Closing, the Seller shall, and the Buyer shall procure that the Company shall, duly execute the Termination Agreement effective as of Closing and, for the avoidance of doubt, the Seller shall, and shall procure that its Affiliates shall, and the Buyer shall procure that the Company shall, continue to pay and collect in the ordinary course accounts payable and receivable arising between them, including fees accrued pro rata temporis (as the case may be) to the date of Closing.

7	Warranties and Indemnification OF BUYER

7.1

In consideration of its entry into this Agreement, the Buyer declares and warrants to the Seller that the statements set forth in articles 7.2 and 7.3 are true and accurate as at Closing and hereby undertakes to the Seller that it shall indemnify the Seller to the extent that any such statement is untrue or inaccurate as at Closing in respect of Losses incurred by the Seller directly resulting or arising from any material breach of such warranties. The parties acknowledge that the Seller is entering into this Agreement on the basis of, and in reliance on, the statements set forth in articles 7.2 and 7.3.

7.2

The Buyer is duly organized and validly incorporated under the laws of the jurisdiction of its incorporation and has full power and authority to enter into and perform this Agreement. This Agreement has been duly authorized by all requisite corporate actions and does not conflict with, or constitute a breach of, any applicable law, agreement, by-laws or other obligations to which the Buyer is subject.

7.3	The Buyer is not insolvent nor is it subject to any bankruptcy, insolvency, moratorium or similar proceedings under applicable laws.

8	WARRANTIES AND INDEMNIfication of seller

Warranties

8.1

In consideration of its entry into this Agreement, the Seller declares and warrants to the Buyer that the Warranties set out in Schedule 2 are materially true and accurate as at Closing, subject to any matter Disclosed. The parties acknowledge that the Buyer is entering into this Agreement on the basis of, and in reliance on, the Warranties.

8.2

The Buyer shall not be entitled to make a Claim if and to the extent that the facts, matters, events or circumstances giving rise to the Claim are Disclosed to the Buyer and its agents at the date of this Agreement.

8.3

Each of the Warranties shall be construed as a separate representation and warranty, it being nonetheless specified that (i) one same event shall be indemnified only once, even if it involves several Warranties, and (ii) a Disclosure made against a specific Warranty shall be deemed to be made against any other Warranty to which the Disclosure may be applicable.

Indemnification

8.4

The Seller hereby undertakes to the Buyer that, subject to the other provisions of this article 8, it shall indemnify the Buyer in respect of Losses incurred by the Buyer directly resulting or arising from any material breach of the Warranties.

8.5	The Seller shall not be liable in respect of any Claim unless it shall have received from the Buyer written notice containing reasonable details of the relevant Claim:

(a)	in the case of any of the Warranties, other than the Warranties set out in paragraph 9 of Schedule 2, on or before the second anniversary of the date of Closing; and

(b)	in the case of the Warranties set out in paragraph 9 of Schedule 2, on or before the sixth anniversary of the date of Closing .

8.6	The Seller shall not be liable for any Claim unless the amount of the liability of the Seller for such Claim exceeds € 5,000.

8.7

The Seller shall not be liable for any Claim unless the aggregate amount of the liability of the Seller for all Claims exceeds € 50,000 (in which event the Seller shall be liable for such excess only and not the whole amount of such Claim).

8.8	The maximum liability of the Seller in respect of all Claims shall be € 50,000.

8.9

The Seller shall have no liability in respect of any Claim if and to the extent that any accrual, allowance, provision or reserve was made in the Last Financial Statements in respect of the matter or circumstances giving rise to the Claim. However, if it appears that the accrual, allowance, provision or reserve was not sufficient, Seller will remain liable for all that exceeds.

8.10

Where the Buyer has made or proposes to make a Claim, the Buyer shall use, and shall cause the Company to use, all reasonable endeavours to recover any amounts due from any third party (including any insurer) referable to that Claim.

8.11	Any Claim shall be determined net of:

(a)	insurance proceeds or any other non-refundable payment from third parties actually received by the Company or the Buyer in respect of the matter giving rise to such Claim;

(b)

indemnity payments to which the Company or the Buyer is entitled from third parties in respect of such matter to the extent such payments are actually received, which relate to the matter giving rise to the Claim. If any amount is recovered by the Company or the Buyer, in whole or in part, from any third party (including from an insurance company) after indemnification by the Seller, the amounts so recovered will be immediately reimbursed to the Seller in an amount not exceeding the Seller’s indemnification payment in respect of the Claim; and

(c)	any cash tax savings which are actually realised arising directly out of the matter giving rise to a Claim.

8.12

To the extent that any Losses in respect of which a Claim is made are capable of remedy, the Buyer shall afford the Seller a reasonable (taking into due consideration the time limits for bringing Claims stipulated under article 8.5) opportunity to remedy such Losses prior to making a Claim.

8.13

The Buyer shall, and shall cause the Company to, take, and shall cooperate with the Seller (if so requested) in order to take, all reasonable steps to avoid or mitigate any Losses which may give rise to a Claim.

8.14	The Seller shall not be liable for any Losses incurred by the Company as a result of a change in accounting principles and practices, or in applicable Tax law or regulations after the date of Closing.

8.15

Should a Claim be brought arising out of a Tax adjustment relating to the timing of Tax deductions and similar items, such Claim shall be limited to the amount of interest and late payment penalties (if any) effectively paid by the Company.

8.16

Without prejudice to the Buyer’s right to indemnification in accordance with article 8.4, if a notice of Claim relates to a claim or proceeding by or in respect of any person other than the parties and their respective Affiliates (including any Tax authorities) (a “Third Party Claim”), the Seller shall have the right, at its option and at its own expense, to settle or compromise and to take control of, through counsel of its own choice, the defense, negotiation or settlement of any such Third Party Claim, subject always to the legitimate commercial interests of the Company and its business. The Buyer may participate in any such proceeding with counsel of its choice and at its own expense.

In all cases, the Buyer will cooperate fully with the Seller and, in particular, the Buyer shall allow and shall procure that the Company allows the Seller and its advisors to investigate the matter or circumstance alleged to give rise to the Third Party Claim and if the Seller is conducting the defense of the Third Party Claim as above, the Buyer shall give and procure that the Company gives such assistance as the Seller and/or its advisors may reasonably request, including upon reasonable notice and in normal business hours access to and copies of any documents or other information in the possession of the Company and to all employees having responsibility for or knowledge of the matter giving rise to the Third Party Claim.

If the Seller does not elect to direct and take exclusive control of the defense, negotiation or settlement of any Third Party Claim: (i) the Buyer shall nevertheless not be entitled to settle or compromise any such Third Party Claim without the prior written consent of the Seller unless the Buyer indemnifies the Seller and holds it harmless in respect of any Loss the Seller may incur as a consequence thereof, and (ii) the Seller shall not be liable for any compromise or settlement or waiver of any appeal or other remedy of such Third Party Claim effected without its prior written consent.

9	RESTRICTIVE COVENANTS

The Seller undertakes to the Buyer that, without the prior written consent of the Buyer, it will not, alone or jointly with any person or in any other capacity whatsoever, directly or indirectly, for so long as the License Agreement remains in force:

(a)

establish a physical presence in mainland France (France métropolitaine) in competition with the business in mainland France of the Company as carried on at the date of Closing or otherwise breach the License Agreement;

(b)

solicit with a view to engaging any person who was at the date of Closing an employee of the Company, save for placing a general recruitment advertisement for employees in the ordinary course of its business which is not targeted specifically at employees of the Company, or from employing any person who responds to such an advertisement.

10	NOTICES

10.1

Any notice to be given hereunder shall be in writing, written in the English language and delivered either by hand (including by international courier service), by registered mail or by email transmission addressed and sent to the party to be served as follows, or as is subsequently notified by either party to the other party in accordance with this article 10, and (but not as a condition of validity) copied by email as follows:

(a) Seller

Address: 1831 Michael Faraday Drive, Reston, VA 20190-5304, USA

For the attention of: Max Shevitz

With a copy to: Max_Shevitz@learningtree.com

(b) Buyer

Address: 29 rue Ducale, 1000 Brussels

For the attention of: Alick Mouriesse (marked “Confidential”)

With a copy to: alick.mouriesse@supinfo.com

10.2	A notice to be given hereunder will be deemed to have been received:

(a)	when delivered by hand (including by international courier service) as evidenced by an acknowledgment of receipt from the addressee; and

(b)	when sent by registered mail with acknowledgment of receipt, on the date of first presentation.

11	GENERAL

11.1

Each party will pay its own costs and expenses relating to this Agreement. Registration tax (droits d’enregistrement) payable in respect of the transfer of the Sale Shares shall be payable by the Buyer which undertakes to discharge it promptly.

11.2	The benefit of this Agreement may not be assigned by either party.

11.3	No terms of this Agreement may be altered, modified, amended, supplemented or terminated except by an instrument in writing duly signed by each party.

11.4

The parties have agreed the terms of a public announcement and other communications in respect of the matters arising under this Agreement. Neither party shall make, or cause to be made, any press release or public announcement or otherwise communicate to any third party in respect of this Agreement or the transactions contemplated by this Agreement other than substantially on the terms of such announcement in the agreed form, without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed) unless otherwise required by law or applicable stock exchange regulation, in which case the party under such an obligation shall consult the other party insofar as reasonably practicable as to the timing and contents of any such press release, public announcement or communication.

11.5	This Agreement shall be governed by and interpreted and construed in accordance with French law and the parties submit to the exclusive jurisdiction of the Tribunal de Commerce de Paris.

11.6

This Agreement has been prepared, negotiated and signed in English only. Any French or other language translation prepared for the consequence of either party shall have no contractual value. Each party acknowledges having a full and accurate understanding of the only binding, English version of this Agreement.

12	ENTIRE AGREEMENT

This Agreement and its Schedules constitute the entire agreement between the parties relating to the sale and purchase of the Sale Shares and supersede all previous negotiations, understandings and agreements (whether written or oral) between the parties in relation to the same. It is expressly agreed that no variations or additions to this Agreement shall be effective unless made in writing, signed for and on behalf of the parties or by their successors or lawyers (as the case may be) and expressed to be such a variation or addition.

Schedule 1

Details of the Company

Company Number:	311 263 107 (R.C.S. Nanterre)

Date of Registration:	13 December 1991 (following its re-registration from R.C.S Bobigny on 12 November 1991)

Registered Office:	68 rue de Villeneuve
Espace Clichy 21
92587 Clichy
France

Share Capital (€):	300,000 (divided into 10,000 shares of € 30.00 each)

Officers:	Christine Visine (Président du conseil d’administration, Directeur général, Administrateur)

David Collins (Administrateur)

Max Shevitz (Administrateur)

Mary Collins (Administrateur)

Auditors:	BDO France (Commissaire aux comptes titulaire)

BDO France – A.B.P.R. (Commissaire aux comptes suppléant)

Accounting Reference Date	30 September

Schedule 2

Warranties

1	AUTHORITY

1.1

The Seller has the corporate power and authority to enter into and perform this Agreement which constitutes, or when executed will constitute, binding obligations on the Seller in accordance with their respective terms.

2	CORPORATE

2.1	The information relating to the Company contained in Schedule 1 is true and accurate.

2.2

The share and other corporate registers of the Company have been kept in a commercially reasonable manner and, in all material respects, contain an accurate and complete record of the matters with which they should deal.

2.3	All material returns, particulars, resolutions and documents required to be filed in respect of the Company have been duly filed and were correct in all material respects.

3	equity interests

3.1	The Company has no subsidiaries, or equity interests of any kind in any other entity.

4	TITLE TO SHARES

4.1	The Sale Shares are fully paid and constitute the entire share capital of the Company less two shares.

4.2

There is no pledge, lien, option or other encumbrance on, over or affecting the Sale Shares; there is no agreement or arrangement to give or create any such encumbrance or for the present or future issue, transfer, redemption or repayment of any share or loan capital of the Company.

4.3	The Seller is entitled to transfer or procure the transfer of the ownership of the Sale Shares to the Buyer (or its nominee) on the terms of this Agreement without the consent of any third party.

5	Financial Statements

5.1

The Last Financial Statements have been prepared in accordance with the Accounting Principles and historical cost convention, and the bases and policies of accounting adopted for the purpose of preparing the Last Financial Statements are the same as those adopted in preparing the audited financial statements of the Company in respect of the last three preceding accounting periods.

5.2

The Last Financial Statements give a true and fair view (sont réguliers, sincères et donnent une image fidèle) of the assets, liabilities and commitments of the Company at the Last Financial Statements Date and its profits or losses for the financial period ended on that date.

5.3	The financial and accounting records of the Company are in its possession or under its control.

6	FINANCIAL

6.1	There is not now outstanding in respect of the Company any guarantee, or agreement for indemnity or for suretyship given by, or for the accommodation of, the Company.

6.2

The Company is not in an état de cessation de paiements, subject to any proceedings with a view to the prevention or remediation of businesses failing as referred to in Book VI of the French Code de commerce (des difficultés des enterprises) nor is the Company subject to liquidation or re-organisation proceedings and there are no grounds for making the Company subject to such proceedings.

6.3

There are no amounts owing from the Seller and / or any of its Affiliates to the Company and no amounts owing from the Company to the Seller and / or any of its Affiliates, save in each case save for receivables or payables arising in the ordinary course.

6.4	Following financial warranties which were formulated in the offer of the Buyer were accepted by the Seller and are fully duplicated as being part of the warranties given by the Seller :

●

“By letter dated February 4th, 2015 you [the Seller] informed us [the Buyer] that: “Cash balance of LEARNING TREE INTERNATIONAL SA as of October 3, 2014 was 956k with working capital (defined as total assets minus current liabilities) of 1,050k, whilst cash balance of LEARNING TREE INTERNATIONAL SA as of January 2 2015 (end of your first quarter of fiscal 2015) was 1,543 with working capital of 1,390k. You continue to run LEARNING TREE INTERNATIONAL SA in “business as usual” mode going forward”. As long as the working capital will not move considerably between January 2nd and closing date these levels are acceptable to us [the Buyer]. Material changes may block a completion of the transaction, as you mention in your letter dated February 4th, 2015 that you are don’t have the intention to bring additional cash to Learning Tree International SA.

●

That the usual balance-sheet guarantees for the balance-sheet of LEARNING TREE INTERNATIONAL S.A. on completion date will be provided for by the parent company (see also our observations regarding the Draft SPA, send as enclosure to our previous offer letter).

●

Between September 30th, 2014 (most recent accounts of Learning Tree International SA (France) we have received) and Completion Date, no dividend, overhead charges or other specific payments other than those in the normal course of business in line with last year have been made by this company to affiliated companies [Seller and Affiliates] (locked box principle.)”

6.5	The Management Accounts are not wilfully misstated.

6.6	Since the Last Financial Statements Date, the Company has managed working capital in the ordinary course and consistent with past practice.

7	ASSETS

7.1	The Company owns and has good and marketable title to, or the right to use on arms’ length terms, all assets which are required to conduct the business of the Company as currently conducted.

7.2

Save as Disclosed, the Company has not created or granted, or agreed to create or grant, any mortgage, charge, encumbrance or other security interest in respect of its undertaking or assets, and none of its undertaking or assets is subject to any option or right of pre-emption.

8	TRADING

8.1	Since the Last Financial Statements Date the business of the Company has been continued in the ordinary and normal course.

8.2	The Company has not entered into, nor has it agreed to enter into, any joint venture, consortium or partnership arrangement with any person other than the Seller or any of its Affiliates.

8.3	There are no outstanding authorities (express or implied) by which any person may enter into any contract or commitment to do anything on behalf of the Company.

8.4

The Data Room contains particulars of all subsisting contracts to which the Company is a party at the date of this Agreement, other than contracts which (cumulatively) arise in the ordinary course of business, are capable of termination by the Company without liability on 6 months’ notice or less and are not of abnormal significance.

8.5	The Company is not in material contractual default in respect of any obligation or restriction binding upon it.

9	TAXATION and social security

9.1	The Company has complied in all material respects with all requirements imposed upon it by Taxation Legislation.

9.2

The Company is not liable to pay any interest, penalty, fine or sum of a similar nature in respect of Taxation and there is in existence no Taxation authority charge over, or in respect of, any of the Company's assets.

9.3

The Company is not in dispute (whether pending or threatened in writing) with any Taxation authority (whether of France or elsewhere) and the Seller is not aware of any circumstances which may give rise to such a dispute and, in particular (but without prejudice to the generality of the foregoing), the Company has not within the last four years been a party to, entered into, or been involved with any artificial scheme for the avoidance or deferral of Taxation. The Seller acknowledges that the French Taxation authorities conducted an audit in respect of the Company regarding its financial years ended respectively 30 September 2011, 2012 and 2013. The Company has been notified of a tax adjustment in respect of that ended 30 September 2011 which the Company has contested. Copies of that notification and contestation have been Disclosed in the Data Room. The Company has been notified of a tax adjustment in respect of those ended 30 September 2012 and 30 September 2013, copies of which are Disclosed in Disclosure Schedule 9.3.

9.4	The Company is duly registered and is a taxable person for the purposes of value added tax and is not a member of a group for Taxation purposes.

10	EMPLOYMENT

10.1

The Company has no employees, managers or directors other than those whose contracts of employment have been Disclosed (the “Employees”). The material terms of employment and / or engagement of each such Employee have been Disclosed.

10.2	Save for Christine Visine, none of the directors have an employment contract or a consultant contract (independent) with the Company.

10.3	Save as Disclosed in Disclosure Schedule 10.3, all employment contracts are duly signed by the Employees and include a confidentiality and non-disclosure clause as well as a non-competition clause.

10.4

Other than as arises by law or Disclosed in the Data Room, the Company has no bonus, profit sharing, savings, redundancy, exit or compensation on termination or pension arrangements in place in relation to any Employee or any former employee, manager or director/officer of the Company (the “Former Employees”), nor does any Employee or Former Employee have any right to participate in the capital or share in the profits of the Company.

10.5

Save for the sum of € 23,917 payable to Christine Visine on account of her annual on-target incentive in respect of the financial year of the Company ended on the Last Financial Statements Date, no bonuses (save for sales commissions payable in the ordinary course) have been, or were due to be, paid to Employees after September 30, 2014.

10.6

There are no disputes or legal proceedings pending or threatened in writing in relation to any of the Employees or Former Employees and the Seller is not aware that any such dispute or proceeding is likely to arise save, potentially, in respect of Christine Visine.

10.7

The Company has at all times not currently time barred and in all material respects complied with the labour laws, social security legislation, health and safety regulations and any other employment related regulations applicable to it from time to time.

11	real PROPERTY

11.1	There is no real property owned by the Company.

11.2

The Company has validly notified to its landlord the termination of its Lease in the Premises. The Lease should in principle take an end by March 30, 2015, without further financial compensation, but, by email dated 23 September 2014 (a copy of which has been Disclosed in the Data Room), the landlord validly accepted to give an extension option to the Company to continue the Lease, at the same conditions, for a definite period of three more months. This means that the Company has a valid and binding Lease in the Premises for three more months, free and clear of any encumbrances for this complementary period, and is entitled to occupy and use the Premises subject to the terms of the Lease.

11.3	The Company is in material compliance with its obligations under the Lease (including as to the timely payment of rent).

11.4	The Company has no liability or obligation in respect of any former leasehold interest in any real property.

12	DISPUTES

12.1

The Company is not engaged in any litigation or arbitration proceedings, as plaintiff or defendant or third party. No such proceedings are pending or have been threatened in writing, either by, or against, the Company and, so far as the Seller is aware, there are no circumstances which are likely to give rise to any litigation or arbitration.

12.2	The Company is not currently in dispute with any government or any agency or body acting on behalf of such government in relation to the affairs of the Company.

13	insurance

13.1	The Data Room contains copies of the insurance policies maintained by the Company under which it is insured. All premiums due under such policies have been paid when due.

SCHEDULE 3

Defined Terms

In this Agreement, unless the context otherwise requires, the following words and expressions have the following meanings:

"Accounting Principles" means accounting methods and principles generally accepted in France, including in particular the provisions of the Plan Comptable Général, as consistently applied in the preparation of the accounts of the Company, including the Last Financial Statements.

"Affiliate" means, in relation to any party, any entity which from time to time:

(a)	that party Controls;

(b)	Controls that party; or

(c)	is under common Control with that party.

"agreed form" means substantially in the form of a document agreed by or on behalf of the parties prior to signature of this Agreement.

"Business Day" means a day (other than a Saturday or Sunday) when banks in each of the United States of America and France are generally open for business.

"By-laws" means the by-laws of the Company from time to time.

"Claim" means a claim under article 8 against the Seller.

"Closing" means completion of the sale and purchase of the Sale Shares in accordance with article 4.

"Company" has the meaning set out in paragraph (A) of the Introduction to this Agreement.

"Control" has the meaning ascribed to it in Article L. 233-3 of the French Code de Commerce and “Controlled” shall be construed accordingly.

"Current License Agreement" means the license agreement, dated 28 September 2007, between the Seller and the Company (including any amendments thereto).

"Data Room" means the electronic data room referred to as “Project Chronos” made available through Merrill DataSite for the purpose of the Buyer’s due diligence, together with the documents in electronic format comprised therein, CD-Rom copies of which shall be exchanged between, and signed by, the Seller and the Buyer on Closing. The documents available in the Data-room will be listed in Schedule 4.

"Disclosed" means disclosed, as an exception to, or qualification of, those matters set out in the Warranties, in the Disclosure Schedules or, to the extent reasonably apparent on the face of any individual document placed at the disposal of the Buyer in the Data Room and "Disclosure" shall be construed accordingly.

"Disclosure Schedules" means the disclosure schedules the agreed form of which is attached to this Agreement as Schedule 4.

"Domain Name Assignment Agreement" means the domain name assignment agreement in the agreed form which is to be entered into between the Company and an Affiliate of the Seller pursuant to article 6.4.

"Last Financial Statements" means the financial statements (balance sheet, revenue account, notes and annexes) of the Company for the financial period ended on September 30, 2014 (see Schedule 5).

"Last Financial Statements Date" means September 30, 2014.

"Lease" means the lease under which the Premises are occupied by the Company at Closing, as Disclosed in the Data Room.

"License Agreement" has the meaning ascribed to it in Recital (D).

"Losses" means direct losses incurred, and the term "Loss" shall be construed accordingly.

"Management Accounts" means, in respect of the Company, its unaudited profit & loss account over the period 3 October 2014 to 31 January 2015 and its unaudited balance sheet as at 31 January 2015, complete copies of which are attached to this Agreement as Schedule 6.

"Premises" means the premises at 68 rue de Villeneuve, 92587 Clichy Cedex, occupied by the Company at Closing pursuant to the Lease.

"Purchase Price" has the meaning set out in article 3.

"Sale Shares" has the meaning set out in paragraph (A) of the Introduction to this Agreement.

"Seller’s Lawyers" means Squire Patton Boggs of 4 avenue Vélasquez, 75008 Paris, France.

"SUPINFO" means SUPINFO International University, an organization Controlled by the Buyer.

"Taxation" or "Tax" means all forms of taxation, charges (including charges on account of social security), duties, imposts, rates, levies and governmental charges (whether national or local) in the nature of tax whatsoever and whenever imposed, and whether of France or elsewhere, and any payment whatever which the Company may be or become bound to make to any person as a result of any enactment relating to taxation and any taxation supplementing or replacing the same and all fines, penalties, interest, costs, charges and expenses connected therewith.

"Taxation Legislation" includes legislation (and all regulations and arrangements whatsoever made thereunder), whether of France or elsewhere, providing for or imposing any Taxation.

"Termination Agreement" means the termination agreement in the agreed form under which the Current License Agreement is to be terminated and which is to be entered into between the Seller and the Company pursuant to article 6.5.

"Third Party Claim" has the meaning set out in article 8.16.

"Warranties" means the statements and representations on the part of the Seller set out in Schedule 2.

Signed on the date set out above

In Paris

In two (2) counterparts

/s/ Max Shevitz	/s/ Alick Mouriesse
_______________________________ For Learning Tree International, Inc. represented by Max Shevitz, duly authorized	_________________________ For EDUCINVEST Sprl represented by Alick Mouriesse, duly authorized